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                              May 9, 2022

       Ezra Beyman
       Chief Executive Officer
       Reliance Global Group, Inc.
       Chief Executive Officer 300 Blvd. of the Americas
       Suite 105
       Lakewood, NJ 08701

                                                        Re: Reliance Global
Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 3, 2022
                                                            File No. 333-262445

       Dear Mr. Beyman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2022 letter.

       Amendment No. 1 to Form S-1 filed May 3, 2022

       General

   1. We note your response to comment 1; however given the nature of the offering and size of the transaction
relative to the number of outstanding shares held by non-affiliates as disclosed in the
prospectus, we are unable to agree that this is a resale transaction. Please name the investors as
underwriters and disclose the price at which the shares of common stock will be sold.
Alternatively, please provide us with an analysis of your basis for determining that it is
appropriate to characterize the transaction as a secondary offering under Securities Act
Rule 415(a)(1)(i).
 Ezra Beyman
Reliance Global Group, Inc.
May 9, 2022
Page 2
Shares Eligible for Future Sale, page 44

2. You disclose on the cover page that your selling shareholders are offering up to
         24,449,880 shares of your common stock. In addition, you disclose here that, "Based on the number of shares of common stock outstanding as of January 10, upon the completion of this offering we will have 16,086,085 shares of common stock outstanding, assuming
         (1) no exercise of the underwriter   s option to purchase additional
shares of common stock
         and (2) no exercise of outstanding options or warrants." Please revise this section as appropriate to indicate the current number of shares outstanding as well as the number of shares that may be outstanding following this offering. In addition, please revise if necessary your Security Ownership table on page 43 as of the most practicable date.
      Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-
3758 with any questions.



FirstName LastNameEzra Beyman                                Sincerely,
Comapany NameReliance Global Group, Inc.
                                                             Division of
Corporation Finance
May 9, 2022 Page 2                                           Office of Finance
FirstName LastName